Contact

www.linkedin.com/in/clay-gordon-1380ab54 (LinkedIn)

Top Skills

Leadership
Sports
People Skills

Clay Gordon

Partner at Stout Street Capital
Denver Metropolitan Area

Summary

In 2017, I co-founded Stout Street Capital. Since then, I've built and cultivated new regions for early-stage tech investments, including my former home in the Carolinas, and championed deals such as Good United with my background in non-profit fundraising.

I'm currently focusing on opportunities in the HR, cleantech, edtech, insurtech, and fintech sectors. If you'd like to know more about early-stage funding, or if you're interested in working with us, feel free to connect.

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Experience

Stout Street Capital
Managing Partner
February 2017 - Present (7 years 8 months)
Denver, CO

Managing Partner focused on early stage technology companies.

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Education

University of Colorado at Denver
Bachelor's degree, Human Resources Management/Personnel Administration, General · (2010 - 2012)